# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fitness Champs Holdings Limited, CIK 0002023796
CUSIP: G3580P109
Title of class of securities: Ordinary Shares, par value $0.000005
Address of issuer's principal executive offices: 7030 Ang Mo Kio Street, Avenue 5,, #04-48 North Star @ AMK, Singapore, Singapore (U0), 569880
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002094933

## Reporting persons
- Big Treasure Investments Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 8,707,850; shared voting power 0; sole dispositive power 8,707,850; shared dispositive power 0; aggregate amount beneficially owned 8,707,850 (51.22% of the class)
  Comment: (1) Percentage calculation is based on xx ordinary shares issued and outstanding as reported on the issuer's Form F-1/A filed on xx, 2025 .

## Item 1. Issuer
Name of issuer: Fitness Champs Holdings Limited
Address of issuer's principal executive offices: 7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star @ AMK, Singapore, U0

## Item 2. Person Filing
Name of person filing: Big Treasure Investments Limited
Address of principal business office or, if none, residence: 7030 Ang Mo Kio Street, Avenue 5, #04-48, North Star @ AMK
Citizenship: British Virgin Island

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,707,050
Percent of class: 51.22%
Sole power to vote or to direct the vote: 8,707,850
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,707,850
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Big Treasure Investments Limited: /s/ Joyce Lee Jue Hui, Joyce Lee Jue Hui, Director (11/19/2025)